U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                             SEC File Number 0-10909
                            CUSIP Number 219-269-107


(Check One)

|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR

                  For Period Ended: March 31, 2002

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

              For the Transition Period Ended: ____________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above,
identify the Item(s) to which the notification relates:    N/A

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PART I - REGISTRANT INFORMATION

Full Name of Registrant                          Corniche Group Incorporated

Former Name if Applicable                         N/A

Address of Principal Executive Office (Street and Number)   103 Lark Lane
                                                            Euless, TEXAS 76040

                        PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Corniche Group Incorporated (the "Company" or "Corniche") is not able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the Form 10-Q) within the time period prescribed for such report without unreasonable effort or expense.

     As previously reported, the Company had entered into a Stock Contribution Exchange Agreement on January 7, 2002, modified effective February 11, 2002, pursuant to which control of Corniche would have passed to the principal shareholders of StrandTek International, Inc. ("StrandTek"). A closing of the transaction with StrandTek did not occur on March 15, 2002, as contemplated by the Agreement but the Agreement has not been terminated. Since that date, StrandTek and Corniche have engaged in discussions regarding further modifications and amendments to the Agreements and a further extension of the closing date. As a part of the discussions of many potential adjustments, Corniche, StrandTek and the participating StrandTek shareholders have discussed a material reduction in the amount of unencumbered cash, after the payment of all liabilities, required to be possessed by Corniche as a condition of the closing, a material reduction in the initial conversion price of the shares of Series C 7% Convertible Preferred Stock contemplated to be received by certain of the participating StrandTek noteholders (from $1.00 per share to $.57 per share), and minor adjustments in the percentages of shares of Corniche Common and Preferred Stock to be received by the participating StrandTek investors compared to percentages to be held by others at any closing. A draft of a Second Amendment and Waiver to Stock Contribution Exchange Agreement was prepared (but not yet executed) reflecting various amendments discussed, and anticipated a closing date of May 8, 2002. Notwithstanding the contemplated closing date a closing has still not occurred, but the parties continue to work towards such a closing.

     The Company is still in discussions with StrandTek and is continuing to attempt to close the transaction contemplated in the Agreement as it may be modified and amended by the parties, although no assurances can be given that a closing will occur. In light of the foregoing, however, the Company was diverted from preparing its Form 10-Q for the quarter and did not timely arrange for accountant review. The Company anticipates filing its Form 10-Q within the next five calendar days.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

James Fyfe, Chairman                              (817)            358-1121
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    (Name and Title)                             (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                [X] Yes        No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [ ]  Yes       No  [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Corniche Group Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            CORNICHE GROUP INCORPORATED


Date:  May 15, 2002                         By:  /s/James Fyfe
                                            Name:    James Fyfe
                                            Title:   Chairman

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------ATTENTION------------------------------------------

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202) of this chapter or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                                          Travis Wolff
                                                          Advisors & Accountants
                                                          5580 LBJ Freeway
                                                          Suite 400
                                                          Dallas, TX 75240-6265

                                                          972.661-1843 tel
                                                          972.490-4120 fax
                                                          www.traviswolff.com

May 15, 2002

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  Corniche Group Incorporated
     SEC File Number 0-10909
     CUSIP Number 219-269-107

Dear Sir or Madam:

The Company's books and records have not been made available to us in time to complete our review of their financial statements for filing by May 15, 2002. We have been informed that the delay is due to the anticipation that their transaction with StrandTek International, Inc. would be completed before this quarterly filing was due.

We expect to have all of the necessary information within the few days we will complete our review in time for filing on or before May 20, 2002.



/s/Travis Wolff